EXHIBIT 99.3

Intellipharmaceutics Announces Third Quarter 2010 Results

TORONTO, Oct. 15, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs, today reported the results of operations for the three and nine months ended August 31, 2010. All comparative information is that of the predecessor company Intellipharmaceutics Ltd. ("IPC Ltd"). All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The loss for the three months ended August 31, 2010 was $2.1 million, or $0.19 per common share, compared with a loss of $0.2 million, or $0.02 per common share for the three months ended September 30, 2009. The loss for the nine months ended August 31, 2010 was $3.9 million, or $0.35 per common share, compared with a loss of $1.0 million, or $0.10 per common share for the nine months ended September 30, 2009. The increased period-over-period loss is mainly due to increases in both research and development expenses and increases in selling, general and administrative expenses.

The Company increased research and development expenditures as a result of a stronger financial position during the three and nine months ended August 31, 2010 in comparison to the three and nine months ended September 30, 2009.  This stronger financial position is allowing Intellipharmaceutics to pursue its strategy of advancing its products from the formulation stage through product development, regulatory approval and manufacturing before out-licensing marketing and sales rights to established organizations.

The increase in selling, general and administrative expenses for the three months ended August 31, 2010 is due to an increase in expenses related to wages and marketing costs incurred during the period which were not incurred in the comparable period, as Intellipharmaceutics was not a publicly traded company. For the nine months ended August 31, 2010 the increase in selling, general and administrative expenses is due to an increase in expenses related to legal fees, wages, and marketing costs incurred during the period which were not incurred in the comparable period, as Intellipharmaceutics was not a publicly traded company.

As at August 31, 2010, Intellipharmaceutics' cash totaled $2.4 million, compared with $4.1 million as at May 31, 2010. The Company believes that it may receive a refund of approximately C$1.0 million during the fourth quarter of fiscal 2010, comprised of scientific research & development tax credits. The continuation of our research and development activities and the commercialization of our products are dependent upon our ability to fund these activities through equity or debt financings, payments received under marketing and/or development agreements as well as other financing opportunities. Depending on the progress of these initiatives, the Company may elect to increase or reduce expenses associated with its research programs, and therefore the expected cash burn cannot be projected on a go forward basis.

Corporate Update

  On June 14, 2010 Intellipharmaceutics announced that it filed an ANDA with the FDA for a generic version of Protonix® (delayed release pantoprazole sodium).

  On July 2, 2010 Intellipharmaceutics announced that Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed suit against us for patent infringement in the United States District Court for the District of Delaware and for the Southern District of New York, relating to its generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic versions of Effexor XR® do not infringe those patents. Intellipharmaceutics intends to vigorously defend against the complaints described above.

The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and Management's Discussion and Analysis for the three and nine months ended August 31, 2010, will be accessible on Intellipharmaceutics' Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing, the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010 and Form 20-F for the year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Intellipharmaceutics International Inc.
Unaudited consolidated balance sheets
(Stated in U.S. dollars)

	August 31,	November 30,
	2010	2009
	$	$
Assets
Current
Cash	2,355,404	8,014,492
Accounts receivable	2,614	5,427
Investment tax credits	1,099,075	1,840,044
Prepaid expenses, sundry and other assets	183,208	175,248
	3,640,301	10,035,211

Property and equipment, net	974,062	1,046,121
	4,614,363	11,081,332

Liabilities
Current
Accounts payable	425,735	1,323,368
Accrued liabilities	139,090	540,604
Employee cost payable	558,660	501,114
Current portion of capital lease obligations	20,288	35,595
Due to related parties	1,551,726	2,360,181
	2,695,499	4,760,862

Warrant liability	63,843	226,268
Capital lease obligations	941	12,862
Deferred revenue	8,906	1,449,326
	2,769,189	6,449,318

Shareholders' equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
10,907,054 common shares	16,969	16,969
November 30, 2009 --
10,907,054 common shares)
Additional paid-in capital	19,268,121	18,263,340
Accumulated other comprehensive loss	(276,003)	(341,844)
Deficit	(17,163,913)	(13,306,451)
	1,845,174	4,632,014

	4,614,363	11,081,332

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of operations and comprehensive loss
(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2010	Sept 30, 2009	August 31, 2010	Sept 30, 2009
	$	$	$	$

Revenue
Research and development	--	125,590	1,452,221	468,422
Other services	--	--	--	--
	--	125,590	1,452,221	468,422

Expenses
Cost of revenue	--	86,773	--	200,970
Research and development	1,483,128	156,583	3,357,554	816,599
Selling, general and administrative	526,644	238,012	1,913,301	560,159
Depreciation	62,531	98,480	178,414	300,129
	2,072,303	579,848	5,449,269	1,877,857

Loss before the undernoted	(2,072,303)	(454,258)	(3,997,048)	(1,409,435)
Fair value adjustment of warrants	32,376	--	164,397	--
Net foreign exchange gain (loss)	(51,413)	321,750	23,542	508,380
Interest income	1,938	49	25,672	1,566
Interest expense	(24,060)	(33,280)	(74,025)	(63,922)
Loss	(2,113,462)	(165,739)	(3,857,462)	(963,411)
Other comprehensive (loss) income
Foreign exchange translation adjustment	28,588	(324,720)	65,841	(492,870)
Comprehensive loss	(2,084,874)	(490,459)	(3,791,621)	(1,456,281)

Loss per common share, basic and diluted	(0.19)	(0.02)	(0.35)	(0.10)

Weighted average number of common shares outstanding, basic and diluted	10,907,057	9,327,716	10,907,057	9,327,716
CONTACT: Intellipharmaceutics International Inc.
         Glenn Neumann, Director of Investor Relations
         416-798-3001 x123
         investors@intellipharmaceutics.com